CHINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

September 21, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Andrew D. Mew – Accounting Branch Chief

Re:         China Marketing Media Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form NT 10-Q for the Quarterly Period End June 30, 2011
Filed August 16, 2011
File No. 000-51806

Ladies and Gentlemen:

The following responses address the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated September 6, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) of China Marketing Media Holdings, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.  This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

1.
In accordance with Item 303(a)(3) of Regulation S-K, please discuss the impact of the impairment on the business prospectively and whether management reasonably expects similar trends to impact income from continuing operations in the future.

Response:

The Company generally conducts its annual impairment evaluation to its acquired goodwill, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of acquired goodwill is measured at the reporting unit level.

Securities and Exchange Commission

September 21, 2011

For 2010 fiscal year, we performed a goodwill impairment test using a discounted cash flow method to calculate and compare to the fair value of the reporting unit, Shenzhen Caina against its carrying amount of the acquired goodwill. This method is based on our own market assumptions and estimates, which are considered reasonable and inherent in the discounted cash flow analysis. Based on the result of this testing, we recognized an impairment loss of $446,543 and allocated its impairment charge to Magazine Advertising Business Segment.

In accordance with the same methodology in this discounted cash flow method, we used projections of future cash flow and other assumptions which are considered reasonable and inherent in the undiscounted cash flow analysis. The projections are based on the historical performance and anticipated growth rate in 2011 and onwards in the business to be generated by Shenzhen Caina. After an assessment of the assumptions and projections, the management believes no further impact of the impairment on the business prospectively and reasonably believes similar trends to impact income from continuing operation is unlikely to occur in the near future.

2.	In accordance with Item 303(a)(3) of Regulation S-K, please discuss the nature of the items within other income (expenses) and their impact.

Response:

Other Income and Expense include interest income, interest expense, investment loss (equity method), subsidy income and other income and expense not directly related to our principal operations.

Interest income represents interest earned from bank accounts with PRC financial institutions, totaling $33,809. A decrease in interest income of $21,958 or 39.4% was due to the decrease in the average balance of cash and cash equivalents.

We have omitted an inter-company elimination in interest income and interest expense, due to an inter-company interest re-charge totaling $78,631. After the offset, there was no interest expense in 2010 fiscal year.

Investment loss (equity method) represents investment in unconsolidated entities over which the Company has significant influence (20% to 50). The investment loss (equity method) was $42,256 in fiscal year 2010 as compared to $55,369 for the same period in 2009. A decrease of $13,113 or 24% was due to a disposition of Shanghai Qiyu information Technology Co.(SQIT), which the Company had 30% of the equity interest. SQIT was liquidated on January 19, 2010.

Subsidy income is received at a discretionary amount as determined by the local PRC government, which represents government grant or incentive award accredited to the Company for is contribution in the promotion and development of culture and media industry in the PRC. We had $40,586 subsidy income in fiscal year 2010 as compared to $140,028 for the same period in 2009. The Company received only one discretionary award from the local government in fiscal year 2010 as compared to two awards in 2009.

We had other income of $453 and 0 for the fiscal year 2010 and 2009, respectively.

Liquidity and Capital Resources, page 21

3.
Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows. For example we note accounts payable and deferred revenues increased significantly in 2010 however there is no related discussion of the changes and their impact to cash flows. Refer to Section IV of our Release 33-8350.

Securities and Exchange Commission

September 21, 2011

Response:

We will update the future filings to discuss the underlying reasons for change in our cash flows and to expand upon the variability in the cash flows starting from this Q2 of 2011. Set forth below the Company’s proposed revisions to the disclosures in question:

Operating Activities:

Net cash provided in operating activities was approximately $3.61 million in the fiscal year ended December 31, 2010 which is an increase of approximately $4.09 millions from approximately $(0.48) million net cash provided by operating activities in fiscal year ended December 31, 2009. Such increase of the net cash provided by operating activities was primarily attributable to the flowing (1) an increase in net income, (2) increase in accounts payable and accrued expenses approximate $0.71 million and (3) increase in deferred revenues approximate of $0.74 million but partially offset by a decrease in accounts receivable approximate $0.56 million and increase in prepaid expenses approximate of $3.2 million.

Consolidated Statements of Operations, page F-4

4.	Please expand your disclosure to explain the nature of the line item subsidy income and the basis for the decline year over year.

Response:

In our future filings, we intend to add a separate footnote entitled Subsidy Income under the Summary of Significant Accounting Policies to explain its nature, as set forth below:

•	Subsidy income

Subsidy income is received at a discretionary amount as determined by the local PRC government, which represents government grant or incentive award accredited to the Company for its contribution in the promotion and development of culture and media industry in the PRC. The amount is un-conditional, non-refundable and without any restrictions on usage at the time of grant to and receipt by the Company. Subsidy income is recognized in the accompanying condensed consolidated statements of operations at the period when it was received from the local PRC government.

We also provide the Company’s revised disclosures relating to the basis for the decline year over year in the Management Discussion and Analysis section, as set forth below:

As compared to 2009, the Company received only one discretionary award from the local government during fiscal year of 2010.

Securities and Exchange Commission

September 21, 2011

5.
Please reconcile for us the investment loss (equity method) of $(42,256) reported here as well as the $(35,691) reported on your statements of cash flows to the investment losses disclosed on pages F-13 and F-14 for your equity method investments.

Response:

Reconciliation of investment loss (income) under equity method is summarized as below:

	Type of equity investment on pages F-13 and F-14	Investment loss (income) presented on pages F-13 and F-14	Foreign translation difference on investment loss (income)	Per the statement of operation	Per the statement of cash flows
		<X>	<Y>	<Z=X+Y>
(a)	SKTC	2,527	425	2,952	2,952
(b)	SQIT #	-	-	6,565 #	-
(d)	SDMM	95,156	(2,344)	92,812	92,812
(e)	BJGL	84	(2)	82	82
(f)	BJKP	(61,674)	1,519	(60,155)	(60,155)
	Total:	36,093	402	42,256	35,691

# represents the additional cost incurred from the liquidation of SQIT, which was completed on January 19, 2010. We have grouped it under the Investment Loss (equity method) in the statement of operations. This item is considered as cash item and it is not separately disclosed in the statement of cash flow.

We have reconciled the investment loss among pages F-3, F-4, F-13 and F-14 accordingly. The differences among those pages are attributable to exchange rates adopted at closing rate on pages F-13 and F-14.

•	Long-term investments

Long-term investments represent cost and equity method investments in the PRC. Equity method investments are recorded at original cost and adjusted to recognize the Company’s proportionate share of the investee’s net income or losses and additional contributions made and distributions received. The Company recognizes a loss if it is determined that other than temporary decline in the value of the investment exists. The Company also accounts for investments, other than marketable securities, with ownership less than 20% using the cost method.

(a)	Shenzhen Keungxi Technology Company Ltd. ("SKTC")

SKTC was incorporated in China in October 2005. Its business scope includes, among others, sales and development of computer software, and computer and communication systems. It also provides information system consulting services. The Company, through Shenzhen Media, holds 48% of the equity interest of SKTC and three individual shareholders, Wengao Luo, Xi Chen and Bin Li own the remaining 21.5%, 21.5% and 9% equity interest of SKTC, respectively and accounts for the investment using the equity method.

Securities and Exchange Commission

September 21, 2011

Balance as of December 31, 2005	$78,555
Investment loss (48%)	(41,835)
Advances made to SKTC	166,031
Balance as of December 31, 2006	202,751
Investment loss (48%)	(49,916)
Advances made to SKTC	217,541
Balance as of December 31, 2007	370,376
Investment loss (48%)	(47,908)
Advances made to SKTC	22,123
Balance as of December 31, 2008	344,591
Investment loss (48%)	(33,455)
Advances made to SKTC	71,915
Balance as of December 31, 2009	383,051
Foreign translation difference	425
Investment loss (48%) – using average rate	(2,952)
Advances made to SKTC	21,331
Balance as of December 31, 2010	$401,855

(b)	Shanghai Qiyu Information Technology Co., Limited (“SQIT”)

SQIT was incorporated in China in November 2007 and is mainly engaged in the provision of network services. In January 2009, the Company, through Shenzhen Media, holds 30% of the equity interest of SQIT and accounts for the investment using the equity method. The investment was liquidated on January 19, 2010.

(c)	Beijing Orient Converge Human Resources Management Center Co. Ltd (“BJOC”)

BJOC was incorporated in China in October 2004 and is mainly engaged in providing consultation, professional training and relevant sale and marketing services to business enterprises in China. In November 2007, the Company, through Shenzhen Media, held 52% of the equity interest of BJOC and accounted for the investment in consolidation.

On August 2, 2008, the Company’s subsidiary, Shenzhen Media, sold 42% ownership of BJOC to Shanghai Cheng Mei Biotechnology Co., Ltd. ("Shanghai Cheng Mei") for a cash consideration of $141,831 (equivalent to RMB 987,461). As of December 31, 2010, the Company, through Shenzhen Media owns the remaining 10% of BJOC amounting to $75,622 and records this investment using the cost method.

(d)	Shenzhen Directory Marketing Management Co. Ltd (“SDMM”)

SDMM was incorporated in China in June 2010 and is mainly engaged in providing advertising services, business enterprises marketing planning services and information system consulting services. The Company, through Shenzhen Media, holds 30% of the equity interest of SDMM and one individual shareholder, Ge Zhihong, owns the remaining 70% equity interest of SDMM, respectively and accounts for the investment using the equity method.

Purchases of investment	$2,268,671
Foreign translation difference	(2,344)
Investment loss (30%) – using average rate	(92,812)
Balance as of December 31, 2010	$2,173,515

(e)	Beijing Guangrun Lingzhi International Advertising Co. Ltd. (“BJGL”)

BJGL was incorporated in China in November 2010 and is mainly engaged in providing advertising services. The Company, through Beijing Media, holds 40% of the equity interest of BJGL and one corporate shareholder, Highlight Consulting Co., Ltd., and two individual shareholders, Tianyou Cai and Tieying Luo, own the remaining 40%, 10% and 10% equity interest of BJGL, respectively and accounts for the investment using the equity method.

Securities and Exchange Commission

September 21, 2011

Purchases of investment	$3,630
Foreign translation difference	(2)
Investment loss (40%) – using average rate	(82)
Balance as of December 31, 2010	$3,546

(f)	Beijing Kang Pusen Media Consultation Planning Co., Ltd. (“BJKP”)

BJKP was incorporated in China in March 2008 and is mainly engaged in providing sales training services. The Company, through Shenzhen New Media, holds 20% of the equity interest of BJKP and four individual shareholders, Xiaofang Wang, Yi Rong, Qiang Zhao and Lijie Wang, own the remaining 50%, 10%, 10% and 10% equity interest of BJKP, respectively and accounts for the investment using the equity method.

Purchases of investment	$-
Foreign translation difference	1,519
Investment income (20%) – using average rate	60,155
Balance as of December 31, 2010	$61,674

6.
We note within your revenue recognition footnote disclosure and throughout your filing (pages 6 and 18) that also provide services. Please tell us the extent you considered separately disclosing cost of revenues for services.

Response:

    We have separately expanded the disclosure in relation to cost of revenues for services on page F-15 as below:

Cost of revenue also includes labor cost, subcontracting fee and direct operating cost incurred by the Company in rendering of the consulting service to the customers.

Securities and Exchange Commission

September 21, 2011

Note 2. Summary of Significant Accounting Policies, page F-10

Basis of consolidation, page F-10

7.
Please refer to your disclosure beginning on page 10 regarding your discussion of risks related to doing business in China and contractual relationships. Please expand your disclosure to include the principles followed in determining the inclusion or exclusion of subsidiaries in the consolidated financial statements. Please address all significant judgments and assumptions made in your analysis. See FASB ASC 235-10-50 and 810-10-50.

Response:

We propose to expand our disclosure in the future filings to include the principles followed in determining the inclusion or exclusion of subsidiaries in the consolidated financial statements, as set forth below:

•	Basis of consolidation

The consolidated financial statements include the accounts of CMKM and its majority-owned subsidiaries and variable interest entity (“VIE”). All significant inter-company balances and transactions have been eliminated in consolidation.

The Company has adopted the Accounting Standards Codification (“ASC”) Topic 810-10-25, “Variable Interest Entities ” (“ASC 810-10-25”). ASC 810-10-25 requires a variable interest entity or VIE to be consolidated by the Company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. Pursuant to an operating agreement, the Company has the ability to control Sale and Marketing Publishing House (“CMO”) as the primary beneficiary. Accordingly, the operating results of CMO have been included in the consolidated financial statements of the Company for the years ended December 31, 2010 and 2009.

Cash and cash equivalents, page F-10

8.	Please expand to disclose restrictions that impact your ability to transfer cash within your corporate structure.

Response:

We propose to expand our future disclosures pertaining to restrictions that impact our ability to transfer cash within our corporate structure, as set forth below:

•	Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency. The Company has ability to transfer cash within its corporate structure, except for cash and cash equivalents maintained in the PRC, which are restricted to transfer out of the PRC, unless the approval is granted by the local government.

Securities and Exchange Commission

September 21, 2011

Goodwill, page F-11

9.	Please provide disclosure of the facts and circumstances leading to the impairment and how the impairment was allocated to your reportable segments. Reference is made to FASB ASC 350-20-50.

Response:

We propose to expand our future disclosures pertaining to the disclosure in the Goodwill on page F-11 as follows:

•	Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill acquired in a business combination is not amortized. The Company evaluates the carrying amount of goodwill for impairment annually on December 31 and whenever events or circumstances indicate impairment may have occurred.

When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Due to inability to meet with the anticipated sales growth in marketing consulting service, the Company assessed the acquired goodwill associated with the related business units for impairment as of December 31, 2010. Based on the discounted cash flows model utilizing estimated future earnings and cash flows, the fair value of the reporting unit is less than the carrying value of the acquired goodwill. The Company’s evaluation of goodwill completed during the year resulted in an impairment loss of $446,543 and allocated to Magazine Advertising Business.

Revenue recognition, page F-14

10.	Please tell us to what extent your sales transactions involve multiple element arrangements.

Response:

We do not have sales transactions involving multiple element arrangements. In our Magazine Advertising Segment, we earn advertising sales from the publishing of the magazines and service income from rendering the advertising consulting service. Both sales transactions are not co-related and inter-dependent.

Securities and Exchange Commission

September 21, 2011

Restrictions on transfer of assets out of the PRC, page F-19

11.	We note the restriction on the transfer of subsidiary assets. Please expand your disclosure to quantify the amount of net assets restricted as of December 31, 2010.

Response:

Most of our operations are generated in the PRC and the transfer of assets out of the PRC is generally restricted to the consents and approval from the PRC government. We intend to remove this paragraph from our future filings and include it as a risk factor relating to risks related to doing business in China.

Note 6. Related Party Transactions With An Affiliate, page F-20

12.
You disclose that CMO is not a direct or indirect subsidiary of the company. Please disclose the accounting guidance you are following to account for your agreement with CMO and how you accounted for the initial payment to CMO. In this regard, we note disclosure in your Form 10-Q for the quarter ended March 31, 2011 that CMO represents a variable interest entity of which you are the primary beneficiary. Please refer to FASB ASC 810-10-50 and provide the required disclosures.

Response:

   We propose to expand the disclosure in Note 6, as set forth below:

Sale and Marketing Publishing House (“CMO”), a related party which is owned by the PRC government, is controlled and directed by a major shareholder which is also the President and Chief Executive Officer of the Company, Mr. Yingsheng Li. CMO is deemed to be a variable interest entity of the Company and accordingly consolidates all of its operations. Transactions with CMO are pursuant to the following agreement:

On October 23, 2003, the Company, through its wholly-owned subsidiary, Shenzhen Media Investment Co., Ltd (“MIC”) entered into a 10-year agreement with CMO. The agreement required a payment of $1,220,930 (treated as a licensing fee) to CMO in exchange for a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under this agreement, MIC is entitled to collect advertising revenues from customers already existing at the time of the contract, in addition to any new clients that MIC can solicit and develop. Shenzhen Media shall bear all the operating costs and receive all the revenues from the contracted businesses.

Management believes that this contractual agreement with CMO is in compliance with PRC laws and is legally enforceable. With the above agreement, the Company has variable interest of CMO, including its financial interest and demonstrates its ability to control CMO as a primary beneficiary. Under ASC 810-10-25, CMO is considered a variable interest entity and its operating results are included in the accompanying consolidated financial statements for the years ended December 31, 2010 and 2009. CMO has generated the following revenue as part of the agreement.

	Years ended December 31,
	2010	2009
Magazine advertising:
Advertising pages sales	$7,611,633	$3,427,573
Publishing	1,646,740	1,638,966

Total magazine advertising sales generated from CMO, included in consolidated total	$9,258,373	$5,066,539

Securities and Exchange Commission

September 21, 2011

As of December 31, 2010 and 2009, due from affiliates includes receivable from CMO totaling $3,020,402 and $2,685,944, respectively, which are unsecured, and non-interest bearing. These receivables have no fixed payment schedule and are due on demand.

Note 9. Income Taxes, page F-21

13.
We note certain of your PRC subsidiaries are subject to income tax rates that range from 15% to 25% however; your effective worldwide tax rate was only 1%. Please clarify for us in greater detail your effective income tax reconciliation including the details behind the line-item tax exemption, credits. Please also explain whether your subsidiary, Media Challenge, generated tax exempt income in the British Virgin Islands.

Response:

We have clarified in greater detail about the effective income tax reconciliation, in particular to the tax exemption, credits and the PRC income tax rate ranging from 15% to 25%, as follows:

PRC

The Company’s subsidiaries in the PRC are currently subject to income taxes ranging from 15% to 25% according to applicable tax laws in the PRC. The tax rates are 15% for NMA, 15% for Shenzhen New Media and Shenzhen Media and 0% for CMO. The provision for income taxes for the years ended December 31, 2010 and 2009 was $56,950 and $27,328, respectively.

Pursuant to the laws and regulations in the PRC, NMA, as a wholly-foreign-owned enterprise ("WFOE") in the PRC, is entitled to an exemption from the PRC corporate income tax for two years commencing from its first profitable year in 2006. CMO accounts for most of the revenue during the periods presented and its operating profit is entitled to a full tax exemption under the specialized industry tax rules. Other subsidiaries income tax rates range from 15% to 25%. A reconciliation of income before income taxes to the effective tax rate as follows:

	Years ended December 31,
	2010	2009

Income before income taxes from the PRC operation	$4,374,940	$1,470,793
PRC income tax rate	15%	15%
Income tax expense computed	656,241	220,619
Tax effect of non-deductible items	147,400	66,514
Effect of tax exemption credit on CMO	(813,672)	(259,805)
Tax effect of goodwill impairment	66,981	-
Income tax expense at effective rate	$56,950	$27,328

Securities and Exchange Commission

September 21, 2011

Reconciliation to Note 9(b), by percentage:

	Years ended December 31,
	2010	2009

Statutory U.S. tax rate	34%	34%
Impact of foreign tax differential	(19)	(19)
PRC income tax rate	15	15
Tax effect of non-deductible items	3	5
Effect of tax exemption, credit on CMO	(19)	(18)
Tax effect of goodwill impairment	2	-
Income tax expense at effective rate	1%	2%

Our subsidiary, Media Challenge does not generate any tax exempt income in the British Virgin Islands, whereas Media Challenge has no operation in BVI. We will amend the wordings in Note 9.

Note 11. Segment Information, page F-23

14.	Please provide a reconciliation of the reportable segments’ assets to your consolidated assets. Reference made to FASB ASC 280-10-50-30.

Response:

   We propose to expand our future disclosures pertaining to a line item of segments assets and reconciled to our consolidated assets as follows:

	Year ended December 31, 2010
	Magazine	Consumer
	advertising	products	Corporate	Total

Total assets	$23,152,467	$653,857	$-	$23,806,324

	Year ended December 31, 2009
	Magazine	Consumer
	advertising	products	Corporate	Total

Total assets	$16,728,116	$279,807	$-	$17,007,923

Securities and Exchange Commission

September 21, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

15.
We note at the time you filed the Form 12b-25 you were not able to provide a reasonable estimate as to when you would be able to file your quarterly report. Please tell us when you anticipate your quarterly report will be completed and filed or advise us of the reasons for the continued delay. Please note the required XBRL interactive schedules relating to the financial statements for the quarter ended June 30, 2011 are required to be filed as an exhibit. Refer to Exhibit 100 of Item 601(a) of Regulation S-K.

Response:

The Company intends to file the Quarterly Report contemporaneously (or shortly thereafter) with the SEC comment responses and the Company’s financial statement in the XBRL format will be filed in accordance with the applicable rules and regulations.

******************************************

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Very truly yours,

/s/ Yingsheng Li
Yingsheng Li, President

Cc:	Ralph V. De Martino, Esq., Cozen O'Connor
Alec Orudjev, Esq., Cozen O'Connor